

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

October 3, 2008

<u>Mail Stop 04-09</u>

Robert P. Johnson
AEI Income & Growth Fund 27, LLC
1300 Wells Fargo Place
30 East Seventh Street
St. Paul, MN 55101

> RE: AEI Income & Growth Fund 27, LLC
> Post-Effective Amendment to Registration Statement on Form S-11
> File No. 333-144961
> Filed on September 29, 2008

Dear Mr. Johnson:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

<u>Registration Statement Cover Page</u>

1. Please include the Form S-11 cover page language reflecting your reliance on Rule 415. This language was added in a recent amendment to the form.

<u>Current Status, page 5</u>

2. Please move to this section the information in MD&A regarding the status of your offering, including the amount of proceeds raised to date, the amount of units remaining to be offered and the termination date of the offering.

<u>Property, page 6</u>

3. Please disclose the initial yield on the Best Buy acquisition, based on the initial year rent and the purchase price.

4. Please add a new section to the supplement that discloses the amount of compensation actually paid to the sponsor and its affiliates year-to-date and for the prior fiscal year, if any. Please also disclose the amount of any accrued but unpaid fees. This section should update the disclosure in the compensation section of the base prospectus.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Thomas Martin (*via facsimile*)
       Dorsey & Whitney LLC